December 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Amprius Technologies, Inc.

Registration Statement on Form S-1

(File No. 333-267691)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Amprius Technologies, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on November 29, 2022, relating to its Registration Statement on Form S-1 (File No. 333-267691) (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Austin D. March of Wilson Sonsini Goodrich & Rosati, P.C., at (512) 338-5410 or amach@wsgr.com.

[Signature page follows]

Securities and Exchange Commission

December 2, 2022

Sincerely,
AMPRIUS TECHNOLOGIES, INC.

/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer

cc:	Michael J. Danaher, Mark B. Baudler, and Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.